We're launching The Focus Raise — our first-ever public investment round. Instead of owning an Ampere product, you can own a piece of Ampere itself. Spaces are limited, and based on initial interest we expect to be oversubscribed in the first 24-48 hours. Please fill in this quick survey to indicate your interest.

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and then only through an intermediary's platform. Any indication of interest involves no obligation or commitment of any kind.

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1 → What's your first name?*

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2 → What's your last name?*

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3 → Hi, What's your first name? ✕ ! What's your email address?*

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4→ Thanks so much, `What's your first name? ✕`
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